Kansas City Southern de Mexico, S.A. de C.V.
                                Montes Urales 625
                              Lomas de Chapultepec
                               11000 Mexico, D.F.





March 31, 2008


Attention: Ms. Lauren Nguyen
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


     Re: Tandy Letter for the Registration Statement on Form S-4 of Kansas City Southern de Mexico, S.A. de C.V., Registration No. 333-146519

Dear Ms. Nguyen:

     In connection with Kansas City Southern de Mexico's request to accelerate the effective date of its Registration Statement on Form S-4, as amended (File No. 333-146519) (the "Registration Statement") Kansas City Southern de Mexico, S.A. de C.V. (the "Company") hereby acknowledges that:

     o should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Company's above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                     Sincerely,

                                                /s/ Paul J. Weyandt

                                                     Treasurer